SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
DIRECT DIAL 212-735-2116 DIRECT FAX 917-777-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM	NEW YORK 10036-6522 ____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES

  _____

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

    _____

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

March 11, 2013

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Stillwater Mining Company
Preliminary Proxy Statement
Filed March 1, 2013 by Stillwater Mining Company
File No. 001-13053

Dear Mr. Orlic:

We are writing on behalf of our client, Stillwater Mining Company (“Stillwater” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 8, 2013 (the “Comment Letter”) relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”). Set forth below are Stillwater’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Stillwater.

David L. Orlic, Esq.

March 11, 2013

Concurrently with this letter, Stillwater is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff as well general updates to the proxy. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Preliminary Proxy Statement.

For your convenience, we are emailing to your attention copies of the Amended Preliminary Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Voting, page 2

1.	Disclosure in this section indicates that the company intends to count broker non-votes as present for purposes of determining the presence or absence of a quorum but that broker non-votes will have no effect on the outcome of any matter. Given that the voting standard for Proposals 2 through 4 is a majority of shares present, please advise why broker non-votes will have no effect on the outcome of these proposals.

Response: Stillwater has modified the disclosure in the voting section in light of the Company’s voting standards to reflect that broker non-votes, if any, will count as a vote against any matter. Please refer to page 2 for revised language.

Proposal 1, page 4

2.	We note that proxy holders will vote for unidentified substitute or additional nominees. Advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute or additional nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute or additional nominees before the meeting, you will file an amended proxy statement that (1) identifies such nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: Stillwater does not believe that the Company’s advance notice bylaw is applicable to director nominations made by the Company’s Board of Directors (the “Board”). The Company confirms that should it lawfully identify or nominate substitute or additional nominees before the meeting, it will file supplemental proxy materials that (1) identifies such nominee(s), (2) discloses whether such nominee(s) have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee(s). Stillwater has modified the disclosure in Proposal 1 to reflect the above. Please refer to page 4 for revised language.

David L. Orlic, Esq.

March 11, 2013

Background of the Solicitation, page 4

3.	Please briefly describe in your proxy statement the issues and concerns discussed with the Clinton Group on December 20, 2012.

Response: Stillwater has added additional disclosure to reflect the issues and concerns raised in the Clinton Group’s December 20, 2012 letter and discussed with the Clinton Group at the January 16, 2013 meeting. Please refer to pages 4 and 5 for revised language.

Proposal 2, page 64

4.	You state that brokers or other nominees will have discretionary authority to vote shares on this proposal. This appears inconsistent with applicable NYSE rules. Please advise.

Response: Rule 452 of the New York Stock Exchange (“NYSE Rules”) provides brokers discretionary authority to vote on “routine” proposals if the beneficial owner of the stock has not provided specific voting instructions to the broker at least 10 days before a scheduled meeting. NYSE Rule 452.11 lists by way of example “non-routine” matters, including items such as and matters which are the subject of a counter-solicitation and stockholder proposals opposed by management. While Proposals 1, 3 and 4 are “non-routine” matters under NYSE Rule 452, Proposal 2, “Ratification of Independent Accounting Firm”, qualifies as a “routine” matter, unless subject to a counter-solicitation by a shareholder. Therefore, Stillwater has revised the relevant disclosures to state that brokers will have discretionary authority to vote on Proposal 2 and any other routine matters to be voted on at the 2013 Annual Meeting (the “Meeting”), unless the beneficial owners of such shares that the aforementioned brokers shall vote on behalf of receives proxy materials from the Clinton Group. Please refer to page 64 for revised language.

Cost of Solicitation, page 68

5.	We note your disclosure that regular employees of the company may solicit proxies. Please describe the class or classes of regular employees. See Item 4(b)(2) of Schedule 14A.

Response: Stillwater has modified its disclosure to more specifically identify the regular employees of the Company who may solicit proxies as those employees listed in Annex A of the Amended Preliminary Proxy Statement under the heading “Certain Officers and Other Employees”. Please refer to page 68 for revised language.

David L. Orlic, Esq.

March 11, 2013

Form of Proxy

6.	The description of Proposal 3 on your proxy card does not make clear what security holders are being asked to vote on. Please revise. Refer to Question 169.07 of our Compliance and Disclosure Interpretations regarding Exchange Act Rules, available on www.sec.gov.

Response: Stillwater has made appropriate revisions to the proxy card and other applicable sections of the Amended Preliminary Proxy Statement to ensure that the description of Stillwater’s non-binding advisory vote on the compensation of the Company’s named executive officers is consistent with Rule 14a-21’s requirement that shareholders be provided an advisory vote to approve named executive officer compensation, as disclosed pursuant to Item 402 of Regulation S-K.

***

Concurrently with this letter, Stillwater is filing as confidential correspondence a separate letter acknowledging certain matters as requested by the Commission in the Comment Letter.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Kenneth M. Wolff at (212) 735-2681.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	Brent R. Wadman, Esq.
Kenneth M. Wolff, Esq.